Withfriends

STATEMENT OF CASH FLOWS

January 2017 - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-176,254.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Credit Card	-6,768.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,768.00**
Net cash provided by operating activities	**$ -183,022.41**
FINANCING ACTIVITIES	
Owner's Investment	194,769.92
Net cash provided by financing activities	**$194,769.92**
NET CASH INCREASE FOR PERIOD	**$11,747.51**
Cash at beginning of period	85.60
CASH AT END OF PERIOD	**$11,833.11**

Withfriends

PROFIT AND LOSS

January 2017 - December 2018

	TOTAL
Income	
Sales	32,469.82
Total Income	**$32,469.82**
Cost of Goods Sold	
Cost of Goods Sold	9,248.79
Total Cost of Goods Sold	**$9,248.79**
GROSS PROFIT	**$23,221.03**
Expenses	
Advertising & Marketing	8,620.45
Bank Charges & Fees	1,141.19
Contractors	35,044.34
Insurance	18.66
Legal & Professional Services	20,704.04
Meals & Entertainment	670.92
Office Supplies & Software	21,482.47
Other Business Expenses	97.50
Rent & Lease	11,337.21
Subcontractor R&D	95,384.14
Taxes & Licenses	1,488.17
Travel	3,486.35
Total Expenses	**$199,475.44**
NET OPERATING INCOME	**$ -176,254.41**
NET INCOME	**$ -176,254.41**

Withfriends

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	47,477.30
Paypal	-35,644.27
Savings	0.08
Total Bank Accounts	**$11,833.11**
Total Current Assets	**$11,833.11**
TOTAL ASSETS	**$11,833.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	-6,768.00
Total Credit Cards	**$ -6,768.00**
Total Current Liabilities	**$ -6,768.00**
Total Liabilities	**$ -6,768.00**
Equity	
Owner’s Investment	278,100.09
Retained Earnings	-97,178.54
Net Income	-162,320.44
Total Equity	**$18,601.11**
TOTAL LIABILITIES AND EQUITY	**$11,833.11**